Filed Pursuant to Rule 433

File No. 333-192302

$1,000,000,000

4.300% SUBORDINATED NOTES DUE 2026

Terms and Conditions:

Issuer:	Citigroup Inc.

Ratings*:	Baa3 / BBB+ / A- (Stable Outlook / Negative Outlook / Stable Outlook) (Moody’s / S&P / Fitch)

Ranking:	Subordinated. See “Subordination” below.

Trade Date:	November 13, 2014

Settlement Date:	November 20, 2014 (T+5 days)

Maturity:	November 20, 2026

Par Amount:	$1,000,000,000

Semi-Annual Coupon:	4.300% per annum

Re-offer Spread to Benchmark:	T10 + 200 basis points

Re-offer Yield:	4.350% per annum

Public Offering Price:	99.536%

Net Proceeds to Citigroup:	$990,860,000 (before expenses)

Interest Payment Dates:	The 20th of each May and November, beginning May 20, 2015. Following business day convention applicable

Day Count:	30/360.

Defeasance:	Applicable. Provisions of Sections 11.02 and 11.03 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

$1,000,000,000

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Subordination:	The subordinated notes will rank subordinate and junior in right of payment to Citigroup’s Senior Indebtedness as described in “Description of Subordinated Notes – Subordination” in the related prospectus supplement dated November 13, 2014 and the accompanying prospectus dated November 13, 2013. Pursuant to the terms of the subordinated notes, “Senior Indebtedness” means: (1) the principal, premium, if any, and interest in respect of (A) indebtedness for money borrowed and (B) indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by Citigroup, including all indebtedness (whether now or hereafter outstanding) issued under (i) an indenture dated November 13, 2013 between Citigroup and The Bank of New York Mellon, as trustee, as the same has been or may be amended, modified or supplemented from time to time, and (ii) an indenture dated March 15, 1987, between Citigroup and The Bank of New York Mellon, as successor trustee, as the same has been or may be amended, modified or supplemented from time to time; (2) all capital lease obligations of Citigroup; (3) all obligations of Citigroup issued or assumed as the deferred purchase price of property, all conditional sale obligations of Citigroup and all obligations of Citigroup under any conditional sale or title retention agreement, but excluding trade accounts payable in the ordinary course of business; (4) all obligations, contingent or otherwise, of Citigroup in respect of any letters of credit, bankers acceptances, security purchase facilities or similar credit transactions; (5) all obligations of Citigroup in respect of interest rate swap, cap or other agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts or other similar agreements; (6) all obligations of the type referred to in clauses (1) through (5) above of other persons for the payment which Citigroup is responsible or liable as obligor, guarantor or otherwise; and (7) all obligations of the type referred to in clauses (1) through (6) above of other persons secured by any lien on any property or asset of Citigroup, whether or not such obligation is assumed by Citigroup;

except that Senior Indebtedness does not include:

(A) any other indebtedness issued under the same indenture under which the subordinated notes are issued; (B) all indebtedness (whether now or hereafter outstanding) issued to a Citigroup Trust (as defined below) under (i) the indenture, dated as of October 7, 1996, between Citigroup and The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee, as the same has been or may be amended, modified, or supplemented from time to time, and (ii) the indenture, dated as of July 23, 2004, between Citigroup and The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank , as trustee, as the same has been or may be amended, modified, or supplemented from time to time (collectively, the “junior subordinated debt indentures”); (C) all indebtedness (whether now or hereafter outstanding) issued to a Citigroup Trust under (i) the indenture, dated as of September 15, 2006, between Citigroup and The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank, N.A., as the same has been or may be amended, modified, or supplemented from time to time; and (ii) the indenture, dated as of June 28, 2007, between Citigroup and The Bank of New York Mellon (formerly The Bank of New York), as trustee, as the same has been or may be amended, modified, or supplemented from time to time (collectively, the junior junior subordinated debt indentures”); (D) any guarantee in respect of any preferred securities, capital securities or preference stock of a Citigroup Trust; (E) any

$1,000,000,000

4.300% SUBORDINATED NOTES DUE 2026

indebtedness or any guarantee that is by its terms subordinated to, or ranks equally with, the subordinated notes and the issuance of which (x) has received the concurrence or approval of the staff of the Federal Reserve Bank of New York or the staff of the Board of Governors of the Federal Reserve System or (y) does not at the time of issuance prevent the subordinated notes from qualifying for Tier 2 capital treatment (irrespective of any limits on the amount of Citigroup’s Tier 2 capital) under the applicable capital adequacy guidelines, regulations, policies or published interpretations of the Board of Governors of the Federal Reserve System or any applicable concurrence or approval of the Federal Reserve Bank of New York or its staff.

“Citigroup Trust” means each of Citigroup Capital III, Citigroup Capital XIII and Citigroup Capital XVIII, each a Delaware statutory trust, or any other similar trust created for the purpose of issuing preferred securities in connection with the issuances of junior subordinated notes under the junior subordinated debt indentures or the junior junior subordinated debt indentures.

In addition, the subordinated notes may be fully subordinated to interests held by the U.S. government in the event of receivership, insolvency or similar proceedings, including a proceeding under the “orderly liquidation authority” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000 / multiples of $1,000 in excess thereof

Sole Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:

BBVA Securities Inc.

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

ING Financial Markets LLC

National Bank of Canada Financial Inc.

Nomura Securities International, Inc.

Wells Fargo Securities, LLC

$1,000,000,000

4.300% SUBORDINATED NOTES DUE 2026

Junior Co-Managers:

ABN AMRO Securities (USA) LLC

Apto Partners, LLC

Banca IMI S.p.A.

Blaylock Beal Van, LLC

CAVU Securities, LLC

Drexel Hamilton, LLC

Guzman & Company

Lebenthal & Co., LLC

MFR Securities, Inc.

Mischler Financial Group, Inc.

Mitsubishi UFJ Securities (USA), Inc.

RBC Capital Markets, LLC

Samuel A. Ramirez & Company, Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Telsey Advisory Group LLC

UBS Securities LLC

The Williams Capital Group, L.P.

CUSIP:	172967JC6

ISIN:	US172967JC62

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.